FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Bond issue	3

PRESS RELEASE

10/01/2006

TELEFÓNICA ISSUES BONDS IN EUROS AND STERLING TO REFINANCE ITS £ 18 BILLION LOAN

  The company establishes BBB+/Baa1 as its minimum credit rating and commits to a debt ratio equal to or less than 2.5 x OIBDA in the medium term.

Madrid, 10 January 2006. - Telefonica will make a bond issue, outside the United States, worth several billion euros and sterling to refinance the acquisition of O2.

This is the first step in refinancing the £ 18 billion syndicated loan taken out to acquire the UK operator O2. The aim is to refinance one third of the first tranche of the loan (worth £ 12bn) with this bond issue in Europe. The Spanish operator will issue bonds in both euros and sterling.

Additionally, the Telefonica Group's policy for financial discipline is based on two main targets: the current rating (BBB+/Baa1) has been established as the company's minimum desirable credit rating and, secondly, it commits to a debt ratio plus cash commitments equal to or less than 2.5 x OIBDA (Operating Income Before D & A) in the medium term.

The information contained herein does not constitute an offer to sell, or solicitation of an offer to buy, securities in the United States, Canada, Japan or in any other jurisdiction in which it is unlawful to make such an offer or solicitation. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, or in any other jurisdiction other than in compliance with the laws of that jurisdiction. There is no intention to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted

Para mas informacion / For further information

Direccion de Comunicacion Corporativa

Press Office

Gran Via, 28 - 3 Planta

28013 - MADRID

Tel: +34 91 584 09 20

Fax: +34 91 532 71 18

e-mail: prensa@telefonica.es

www.telefonica.es/saladeprensa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 10th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors